Mail Stop 4561

August 28, 2009

Mr. David L. Piazza
Chief Financial Officer
QuadraMed Corporation
12110 Sunset Hills Road, Suite 600
Reston, VA 20190

     Re: **QuadraMed Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               File No. 001-32283

Dear Mr. Piazza:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

We have transmitted in a separate letter our comments on your application for confidential treatment (Internal CF No. 23968) for portions of certain agreements filed as exhibits to your Form 10-Q for the quarterly period ended June 30, 2009. Please be advised that will not be able to grant your request for confidential treatment until these comments are adequately addressed.

               Sincerely,

               Patrick Gilmore
               Accounting Branch Chief